U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14F-1

REPORT OF CHANGE IN MAJORITY OF DIRECTORS

Pursuant to Section 14(f) of the

Securities Exchange Act of 1934

and Rule 14f-1 thereunder

APPIPHANY TECHNOLOGIES HOLDINGS CORP.

(Name of Registrant as Specified in Its Charter)

Nevada	000-54524	30-0678378
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

358 South 300 East

Salt Lake City, UT 84111

(Address of principal executive offices)

(385) 212-3305

(Registrant's telephone number)

Approximate Date of Mailing: December 12, 2019

EXPLANATORY NOTE

This Combined Information Statement is unchanged but for typographical errors relating to the table setting forth the number of shares of common stock beneficially owned by the following persons or groups assuming the closing of the Share Purchase.

Appiphany Technologies Holdings Corp.

358 South 300 East

Salt Lake City, UT 84111

(385) 212-3305

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES

EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

Notice of Proposed Change in the

Majority of the Board of Directors

December 11, 2019

This Information Statement is being mailed to holders of record of shares of common stock, par value $0.0001 per share of Appiphany Technologies Holdings Corp., a Nevada corporation in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 promulgated thereunder.

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR

INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF THE

SHAREHOLDERS OF APPIPHANY TECHNOLOGIES HOLDINGS CORP.

NO PROXIES ARE BEING SOLICITED AND YOU ARE NOT REQUESTED TO SEND THE

COMPANY A PROXY.

If you have questions about or would like additional copies of this Information Statement, you should contact Scott Cox, Chief Executive Officer of Appiphany Technologies Holdings Corp., 358 South 300 East, Salt Lake City, UT 84111; Telephone (385) 212-3305.

By Order of the Board of Directors, Scott Cox Chief Executive Officer,

December 12, 2019

INTRODUCTION

This Information Statement is being furnished to all stockholders (“Stockholders) who were holders of record of common stock of Appiphany Technologies Holdings Corp. (the “Company”) at the close of business on December 11, 2019, in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Act”), and Rule 14f-1 under the Act, prior to effecting a change in majority of the Company's directors other than by a meeting of stockholders.

The change in the majority of directors and the appointment of new members to the Company’s Board of Directors (the “Board”) is expected to take place no earlier than 10 days after the date this Information Statement is filed with the Securities and Exchange Commission (the “SEC”) and transmitted to our stockholders in accordance with SEC Rule 14f-1. This Information Statement is being mailed to the stockholders on or about December 22, 2019.

NO VOTE OR OTHER ACTION BY THE COMPANY'S STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED.

On February 19, 2019, Media Convergence Group, a Nevada corporation (“Media Convergence”) entered into a certain Stock Purchase Agreement (the "Purchase Agreement") with TerraQuest Holdings, LLC (“TerraQuest”) for the sale of 500,000 shares of the Series A Preferred Stock (the “Shares”) of the Company.  The purchase of the Shares (“Share Purchase”) was closed on November 22, 2019.

Upon the Closing of the Share Purchase, Scott Cox, as the successor in interest to TerraQuest, became the owner of the Shares, and as such gained voting control of the Company by virtue of the 10,000 for 1 voting rights of the Series A Preferred Shares.

In connection with the Closing of the Share Purchase, the Company anticipates to change its management and reconstitute its Board. Effective upon the date that is ten (10) days following the date upon which this Information Statement is first mailed to the Stockholders, which will be on or about December 22, 2019 (“Effective Date”), Robert Sargent shall resign as the sole member of the Board and Scott Cox (“Cox”, or the “Incoming Director”) shall be elected as the new sole member of the Board.

The change in the Company’s Board is expected to take place approximately 10 days after the filing of this Information Statement with the SEC.  The resignation of Robert Sargent and the appointment of the Incoming Director to the Board of Directors of the Company will not be effective until the Effective Date, which is at least ten (10) days after the mailing of this Information Statement to stockholders of the Company.

           This Information Statement is being mailed on or about December 12, 2019 to all holders of record as of December 11, 2019.  A shareholder vote is not required and will not be taken with respect to the appointment of the Incoming Director. You are not required to take any action with respect to the appointment of the Incoming Director.

Please read this Information Statement carefully. It describes the terms of the Purchase Agreement and contains certain biographical and other information concerning our executive officers and directors after completion of the Share Purchase. All Company filings and exhibits thereto, may be inspected without charge at the public reference section of the Securities and Exchange Commission (the “SEC”) at 100 F Street, N.E., Washington, DC 20549 or obtained on the SEC’s website at www.sec.gov.

VOTING SECURITIES

As of December 11, 2019, the authorized capital stock of the Company consisted of 1,000,000,000 shares of Common Stock and 10,000,000 shares of preferred stock, of which all are designated as Series A Preferred Stock. The total number of issued and outstanding shares was 107,425,524 shares of Common Stock and 500,000 shares of Series A Preferred stock. Each share of Common Stock is entitled to one vote with respect to all matters to be acted on by the stockholders and each share of Series A Preferred Stock is entitled to 10,000 votes for each share with respect to all matters to be acted on by the stockholders.

CHANGE OF CONTROL

Pursuant to the terms of the Purchase Agreement by and between Media Convergence and TerraQuest, Scott Cox, as the successor in interest to TerraQuest, became the owner of 500,000 shares of the Company’s Series A Preferred Stock (the “Shares”), which constitutes all of the issued and outstanding shares of the Company’s Series A Preferred Stock.  Upon acquisition of the Shares, Scott Cox gained voting control of the Company by virtue of the 10,000 for 1 voting preference of the Series A Preferred Stock.

Scott Cox (“Cox”, or the “Incoming Director”) shall be elected as the sole member of the Board. In addition, Scott Cox shall be the Company’s Chief Executive Officer. Because of the issuance of securities in the Purchase Agreement as well as the election of the Incoming Director as of the Effective Date, there will be a change-of-control of the Company.

Our completion of the transactions contemplated under the Agreement which will be subject to the satisfaction of certain contingencies and compliance with regulatory requirements which shall be set forth in the Exchange Agreement. Consummation of the Share Purchase is also conditioned upon, among other things, preparation, filing, and distribution to our shareholders of this Information Statement. There can be no assurance that the Share Purchase will be completed.

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth certain information for the proposed incoming directors and incoming officers after the forthcoming change in officers and directors.  The following changes are contingent upon the Closing of the Share Purchase.

Name of	Age	Positions(s)
Executive Officers
Scott Cox	47	Chief Executive Officer, Director

The Board of Directors is comprised of only one class. All of the directors serve for a term of one year and until their successors are elected at the Company’s annual shareholders’ meeting and are qualified, subject to removal by the Company’s shareholders. Each executive officer serves, at the pleasure of the Board of Directors, for a term of one year and until his successor is elected at a meeting of the Board of Directors and is qualified.

Our Board of Directors believes that its members encompass a range of talent, skill, and experience sufficient to provide sound and prudent guidance with respect to our operations and interests. The information below with respect to our Incoming Directors and Incoming Officers includes each director’s and officer’s experience, qualifications, attributes, and skills that led our Board of Directors to the conclusion that he should serve as a director and/or executive officer.

The following describes the business experience of the director and executive officers prior to their appointments:

Executive Officers and Director

Scott Cox, Chief Executive Officer, Director- Mr. Cox has over 20 years of experience in the management and operations of public and private companies. Most recently, Scott served as the President and COO of NewBridge Global Ventures, Inc, from October 2017 to September 2018, where he led a transition into the legal cannabis space and successful reverse merger with a family owned consortium of companies. Since October 2015, Mr. Cox has served as a Principal in Basin Capital, Inc., a private family office focused on the acquisition and divestiture of oil and gas properties and various entrepreneurial ventures. Prior to Basin Capital, from July 2013 to October 2015, Mr. Cox served as Vice President of Land for Breitling Energy Corporation where he was instrumental in acquiring over $20 million in producing and non-producing oil and gas properties. Prior to that he served as Director of Operations for Frontier Oilfield Services, Inc from September 2012 where he helped lead a public company acquisition and roll-up of 2 privately owned oilfield service companies. Mr. Cox attended Eastern New Mexico University where he studied Business Administration.

Terms of Office

             The Company’s proposed directors will be appointed for a one-year term to hold office until the next annual general meeting of the Company’s shareholders or until removed from office in accordance with the Company’s Bylaws (“Bylaws”) and the provisions of the Delaware General Corporation Law. The Company’s directors hold office after the expiration of his or her term until his or her successor is elected and qualified, or until he or she resigns or are removed in accordance with the Company’s Bylaws and the provisions of the Delaware General Corporation Law.

             The Company’s incoming officers will be appointed by the Company’s Board of Directors and will hold office until removed by the Board of Directors in accordance with the Company’s Bylaws and the provisions of the Delaware General Corporation Law.

Significant Employees

As of the date hereof, we have no significant employees and do not anticipate having any significant employees following the proposed Share Purchase, other than our executive officers.

Family Relationships

None of the directors or executive officers has a family relationship as defined in Item 401 of Regulation S-K.

Certain Relationships and Transactions

             There are no family relationships between any of our current directors or executive officers and the proposed Incoming Directors and Incoming Officers. During our fiscal year ended December 31, 2017, the previous fiscal year and the interim period ended July 31, 2018, there were no transactions with related parties other than as noted below. To our knowledge, and except as set forth below, the proposed Incoming Officers are not currently directors of the Company, do not hold any position with the Company, and have not been involved in any material proceeding adverse to the Company or its subsidiary or have a material interest adverse to the Company or its subsidiary, or any transactions with the Company or any of its directors, executive officers, affiliates, or associates that are required to be disclosed pursuant to the rules and regulations of the SEC.

Other than the Share Purchase, there has been no transaction, since May 1, 2019, or currently proposed transaction, in which our Company was or is to be a participant and the amount involved exceeds $1,000, being the lesser of $120,000 or one percent of our total assets at April 30, 2019, and in which any of the following persons had or will have a direct or indirect material interest:

(a)any director or executive officer of our company;

(b)any person who beneficially owns, directly or indirectly, more than 5% of any class of our voting securities;

(c)any person who acquired control of our company when it was a shell company or any person that is part of a group, consisting of two or more persons that agreed to act together for the purpose of acquiring, holding, voting or disposing of our common stock, that acquired control of our company when it was a shell company; and

(d)any member of the immediate family (including spouse, parents, children, siblings and in- laws) of any of the foregoing persons.

Review, Approval or Ratification of Transactions with Related Persons

             Although we have adopted a Code of Ethics, we still rely on our Board of Directors to review related party transactions on an ongoing basis to prevent conflicts of interest. Our Board of Directors reviews transactions in light of the affiliations of the director, officer or employee and the affiliations of such person’s immediate family. Transactions are presented to our Board of Directors for approval before they are entered into or, if this is not possible, for ratification after the transaction has occurred. If our Board finds that a conflict of interest exists, then it will determine the appropriate remedial action, if any. Our Board of Directors approves or ratifies a transaction if it determines that the transaction is consistent with the best interests of the Company.

Director Independence

Upon the Closing of the Share Purchase, the Board of Directors will consist of one member. We are not currently subject to listing requirements of any national securities exchange that has requirements that a majority of the board of directors be “independent.” Nevertheless, our board of directors has determined that our sole director will not qualify as an “independent” director in accordance with listing requirements.  In making these determinations, our Board of Directors reviewed and discussed information provided by the directors and us with regard to each director’s business and personal activities and relationships as they may relate to us and our management. There are no family relationships among any of our directors or executive officers.

Except as discussed above, to our knowledge, there have been no events under any bankruptcy act, criminal proceedings and no federal or state judicial or administrative orders, judgments, decrees or findings, no violations of any federal or state securities laws, and no violation of any federal commodities law material to the evaluation of the ability and integrity of any director (existing or proposed), executive officer (existing or proposed), promoter or control person of the Company during the past 10 years.

To our knowledge, there are no material proceedings to which any director (existing or proposed), officer (existing or proposed), affiliate of the Company, any holder of 5% or more of our currently outstanding common stock, any associate of any such director or officer, or any affiliate of such security holder that is adverse to us or has a material interest adverse to us. There are no family relationships among any of the officers and directors.

Involvement in Certain Legal Proceedings

None of our directors or executive officers has been involved in any of the following events during the past 10 years:

 1.A petition under the Federal bankruptcy laws or any state insolvency law was filed by or against, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of such person, or any partnership in which he was a general partner at or within two years before the time of such filing, or any corporation or business association of which he was an executive officer at or within two years before the time of such filing;

 2.Such person was convicted in a criminal proceeding or is a named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses);

 3.Such person was the subject of any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him from, or otherwise limiting, the following activities:

 i.Acting as a futures commission merchant, introducing broker, commodity trading advisor, commodity pool operator, floor broker, leverage transaction merchant, any other person regulated by the Commodity Futures Trading Commission, or an associated person of any of the foregoing, or as an investment adviser, underwriter, broker or dealer in securities, or as an affiliated person, director or employee of any investment company, bank, savings and loan association or insurance company, or engaging in or continuing any conduct or practice in connection with such activity;

ii.Engaging in any type of business practice; or

iii.Engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of Federal or State securities laws or Federal commodities laws;

 4.Such person was the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any Federal or State authority barring, suspending or otherwise limiting for more than 60 days the right of such person to engage in any activity described in paragraph (f)(3)(i) of this section, or to be associated with persons engaged in any such activity;

 5.Such person was found by a court of competent jurisdiction in a civil action or by the

Commission to have violated any Federal or State securities law, and the judgment in such civil action or finding by the Commission has not been subsequently reversed, suspended, or vacated;

 6.Such person was found by a court of competent jurisdiction in a civil action or by the Commodity Futures Trading Commission to have violated any Federal commodities law, and the judgment in such civil action or finding by the Commodity Futures Trading Commission has not been subsequently reversed, suspended or vacated;

 7.Such person was the subject of, or a party to, any Federal or State judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated, relating to an alleged violation of:

 i.Any Federal or State securities or commodities law or regulation; or

ii.Any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order; or

iii.Any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

 8.Such person was the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act (15 U.S.C. 78c(a)(26))), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act (7 U.S.C. 1(a)(29))), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

Meetings and Committees of the Board

Our Board of Directors has not established an Audit, Compensation, Nominating or Governance Committee, in part because our Board of Directors believes that, at this stage of our development, our sole director should be actively involved in the matters which would be addressed by such a committee. We may, in the future, establish a Compensation, Nominating or Governance Committee. We believe each of the directors serving on our Audit Committee is an independent director pursuant to NASD Rule 4200(a) (15).

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires our officers and directors and persons who own more than 10% of the outstanding Shares to file reports of ownership and changes in ownership concerning their Shares with the SEC and to furnish us with copies of all Section 16(a) forms they file. We are required to disclose delinquent filings of reports by such persons.

Family Relationships

             There are no family relationships between or among the directors, executive officers or persons nominated or chosen by us to become directors or executive officers.

Nominations to the Board of Directors

             Our directors take a critical role in guiding our strategic direction and oversee the management of the Company. Board of Director candidates are considered based upon various criteria, such as their broad-based business and professional skills and experiences, a global business and social perspective, concern for the long-term interests of the shareholders, diversity, and personal integrity and judgment. While we seek a diversity of experience, viewpoints and backgrounds on the Board, we have not established a formal policy regarding diversity in identifying directors.

Board Leadership Structure and Role on Risk Oversight

Risk assessment and oversight are an integral part of our governance and management processes. Our board of directors encourages management to promote a culture that incorporates risk management into our corporate strategy and day-to-day business operations. Management discusses strategic and operational risks at regular management meetings and conducts specific strategic planning and review sessions during the year that include a focused discussion and analysis of the risks facing us. Throughout the year, senior management reviews these risks with the board of directors at regular board meetings as part of management presentations that focus on particular business functions, operations or strategies, and presents the steps taken by management to mitigate or eliminate such risks.

Our board of directors does not have a standing risk management committee, but rather administers this oversight function directly through our board of directors as a whole, as well as through various standing committees of our board of directors that address risks inherent in their respective areas of oversight. In particular, our board of directors is responsible for monitoring and assessing strategic risk exposure, and our audit committee is responsible for overseeing our major financial risk exposures and the steps our management has taken to monitor and control these exposures. The audit committee also monitors compliance with legal and regulatory requirements. Our nominating and governance committee monitors the effectiveness of our corporate governance guidelines and considers and approves or disapproves any related-person transactions. Our compensation committee assesses and monitors whether any of our compensation policies and programs has the potential to encourage excessive risk-taking.

Mr. Cox serves as the Company’s Chief Executive Officer and sole director.  We determined this leadership structure was appropriate for the Company due to our small size and limited operations and resources. The directors evaluate the Company’s leadership structure and modify such structure as appropriate based on the size, resources, and operations of the Company.  Our Board of Directors are exclusively involved in the general oversight of risks that could affect our Company.

Board Compensation

The following table sets forth information for the three months ended October 31, 2019 and for the years ended April 30, 2019 and 2019, regarding the compensation awarded to, earned by or paid to the Company’s non-employee directors.  Compensation for those directors that also are part of the Company’s management team is set forth in the section entitled “Executive Compensation” below.

Compensation Committee

We currently do not have a compensation committee of the Board of Directors. The Board of Directors as a whole determines executive compensation.

Compensation of Directors

Our directors receive no extra compensation for their service on our Board of Directors.

  Summary Compensation Table

Name and Principal Position	Fiscal Year Ended 4/30	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Rob Sargent (1) President, CEO, CFO, Director, Secretary and Treasurer	2019	-0-	-0-	-0-	-0-	-0-	-0-	-0-	-0-
	2018	-0-	-0-	-0-	-0-	-0-	-0-	-0-	-0-

(1)Mr. Sargent was appointed as President, CEO, CFO, and a director of the Company on October 13, 2014.   During the year ended April 30, 2018 and 2019, Mr. Sargent received no cash or equity compensation.  Effective as of November 22, 2019, Mr. Sargent sold his shares

Security Ownership of Principal Shareholders, Directors and Officers

The following table sets forth certain information concerning the number of shares of our common stock and preferred stock owned beneficially as of April 30, 2019 by: (i) each of our directors; (ii) each of our named executive officers; and (iii) each person or group known by us to beneficially own more than 5% of our outstanding shares of common stock and preferred stock.  Unless otherwise indicated, the shareholders listed below possess sole voting and investment power with respect to the shares they own.  As of   April 30, 2019, we had 107,425,524 shares of common stock and 500,000 shares of convertible Series A preferred stock issued and outstanding.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership(1)	Percent of Class (2)
Common Stock	Media Convergence Group, LLC (3) 1951 Logan Ave. Salt Lake City, UT 84108	195,000	0.18%

Common Stock	Rob Sargent (3) 1951 Logan Ave. Salt Lake City, UT 84108	103,750	0.10%

Common Stock	All Officers and Directors as a Group (1 Person)	298,750	0.28%

Series A Preferred Stock	Media Convergence Group, LLC (3) 1951 Logan Ave. Salt Lake City, UT 84108	500,000	100%

Series A Preferred Stock	All Officers and Directors as a Group Stock (1 Person)	500,000	100%

(1) The number and percentage of shares beneficially owned is determined under rules of the SEC and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares as to which the individual has sole or shared voting power or investment power and also any shares which the individual has the right to acquire within 60 days through the exercise of any stock option or other right. The persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them, subject to community property laws where applicable and the information contained in the footnotes to this table.

(2) Based on 107,425,524 issued and outstanding shares of common stock and 500,000 shares of Series A Preferred stock as of April 30, 2019.

(3).    Rob Sargent was the Company's President CEO, CFO, Secretary, Treasurer, and Director on April 30, 2018.  His beneficial ownership includes 103,750 shares of common stock and 500,000 shares of Series A Preferred stock.   Effective November 22, 2019, Scott Cox purchased the 500,000 shares of Series A Preferred Stock from Rob Sargent and became the Chief Executive Officer of the Company.  These shares are now held by Scott Cox and Scott Cox is the sole officer of the Company.

Changes in Control

As set forth in this information statement, Media Convergence Group (“Media Convergence”) entered into a certain Stock Purchase Agreement (the "Purchase Agreement") with TerraQuest Holdings, LLC (“TerraQuest”) for the sale of 500,000 shares of the Series A Preferred Stock (the “Shares”) of the Company. The purchase of the Shares (“Share Purchase”) was closed on November 22, 2019. Upon the Closing of the Share Purchase, Scott Cox, as the successor in interest to TerraQuest, became the owner of the 500,000 Series A Preferred Shares, and as such gained voting control of the Company by virtue of the 10,000 for 1 voting rights of the Series A Preferred Shares.

The following table sets forth the number of shares of our common stock beneficially owned by the following persons or groups following the closing of the Share Purchase.  The table includes (i) each person that will be the beneficial owner of more than 5% of our outstanding shares of common stock, (ii) each person that will be an executive officer and director and (iii) all persons that will be executive officers and directors as a group following the Share Purchase.  Beneficial ownership is determined in accordance with Rule 13d-3 under the Exchange Act. In determining the percentages, the following table assumes 107,425,524 shares of our common stock are issued and outstanding as of November 30, 2019.

Unless otherwise indicated in the table, the persons and entities named in the table have sole voting and sole investment power with respect to the shares set forth opposite the stockholder’s name, subject to community property laws, where applicable. Beneficial ownership is determined in accordance with SEC rules, and includes any shares as to which the stockholder has sole or shared voting power or investment power, and also any shares which the stockholder has the right to acquire within 60 days of November 30, 2019, whether through the exercise or conversion of any stock option, convertible security, warrant or other right.  The indication herein that shares are beneficially owned is not an admission on the part of the stockholder that he, she or it is a direct or indirect beneficial owner of those shares.

Name and Address (1)	Number of Shares Beneficially Owned Post Share Purchase (2)	Percentage of Beneficial Ownership Post Share Purchase
Scott Cox (3)	0 Shares Common Stock	0%
	500,000 Series A Preferred	100%
All current directors and executive officers as a group (seven persons)	0 Shares Common Stock	0%

(1) (2)

The address is the address of the Company, 358 South 300 East, Salt Lake City, UT 84111.

Except as indicated, each person has sole voting and/or investment power over the shares listed, subject to applicable community property laws.  There are no options granted or outstanding.

(3)	Chief Financial Officer

Additional Information

The Company is subject to the information and reporting requirements of the Act and, in accordance with the Act, files periodic reports, documents and other information with the SEC relating to its business, financial statements and other matters. These reports and other information may be inspected and are available for copying at the offices of the SEC, 100 F Street, N.E., Washington, D.C. 20549 and are available on the SEC's website at www.sec.gov.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Information Statement to be signed on its behalf by the undersigned hereunto duly authorized.

APPIPHANY TECHNOLOGIES HOLDINGS CORP.

December 12, 2019	By:	/s/Scott Cox
Scott Cox, Chief Executive Officer